Exhibit 99.2

Interxion Holding NV

Interim report

for the three-month period ended

30 June 2011

Schiphol-Rijk, August 2011

Second Quarter Highlights

•	Revenue increased by 19% to €60.0 million (Q2 2010: €50.4 million)

•	Adjusted EBITDA increased by 19% to €23.3 million (Q2 2010: €19.6 million)

•	Adjusted EBITDA margin improved to 38.9% (Q2 2010: 38.8%)

•	Net profit of €5.2 million (Q2 2010: net profit €4.0 million)

Financial Results

Total revenue for the second quarter of 2011 – which included a foreign currency gain of €0.2 million – increased by 19% to €60.0 million (Q2 2010: €50.4 million). Recurring revenue, consisting primarily of colocation and power services, was 94% of total revenue in the period (Q2 2010: 94%).

Cost of sales in the second quarter increased by 15% to €25.5 million (Q2 2010: €22.1 million); gross profit margin increased to 57.5% (Q2 2010: 56.0%). Equipped space at the end of the period increased to 61,500 sq m (Q2 2010: 55,800 sq m). The utilisation rate (defined as the ratio of revenue-generating space to equipped space) was 74% (Q2 2010: 73%).

Sales and marketing costs in the second quarter were up 29%, to €4.6 million (Q2 2010: €3.6 million), as a result of continued investment in the company’s market-segmentation strategy. General and administrative costs, excluding depreciation, amortisation, impairments, exceptional general and administrative costs, and share-based payments of €9.9 million, increased by 29% to €6.6 million, as a result of higher personnel related cost and increased professional services commensurate with growth (Q2 2010: €5.1 million). Depreciation, amortisation and impairments increased by 28% to €9.6 million (Q2 2010: €7.5 million).

Net profit in the second quarter was €5.2 million (Q2 2010: €4.0 million). Adjusted EBITDA (defined as operating profit before depreciation, amortisation, impairment of assets, share-based payments and exceptional items) increased by 19% to €23.3 million (Q2 2010: €19.6 million).

Cash, cash equivalents and short-term investments at the end of the period were €232.0 million (Q2 2010: €47.1 million), as a result of the IPO. In the second quarter we put €90.0 million into six- and nine-month term deposit accounts, which are presented as ‘Short-term investments’. The €50 million revolving credit facility continued to be undrawn.

Cash generated from operations in the second quarter (defined as cash generated from operating activities before interest, and tax payments and receipts) was €23.0 million (Q2 2010: €14.8 million). Net cash used in investing activities during the second quarter was €108.0 million (Q2 2010: €25.1 million).

Capital expenditure (defined as net cash invested in property, plant and equipment) was €16.2 million in the second quarter, of which €13.6 million was attributable to capital expenditure for expansion and upgrades, with the balance being attributable to ongoing capital expenditure.

2	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

About Interxion

Interxion is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,200 customers. Our data centres enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. They act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering, carrier-neutral colocation services, includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructures. Our services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross-connects, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands; we deliver our services in 11 countries through 28 data centres strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid – Europe’s main data center markets. Because our data centres are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centres house connections to more than 350 carriers and Internet service providers, and 20 European Internet exchanges, which enable our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers, Internet service providers and other customers fosters the development of value-added communities of interest, which are important to customers in each of the segments in which we operate: network providers, managed services providers, enterprises, financial services and digital media.

Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community, to both existing and potential customers.

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	3

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter ended 30 June 2011, is published to comply with the reporting requirements in the indenture among Interxion Holding NV, as Issuer, Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd. and Interxion Deutschland GmbH, as Initial Guarantors, The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent, and Barclays Bank PLC, as Security Trustee, dated 12 February 2010 (the “Indenture”). Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days after the end of the fiscal quarter ended 30 June 2011, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended 30 June 2011, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended 30 June 2011, and for the quarter ended 30 June 2010, together with condensed footnote disclosure and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

4	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

Consolidated Interim Income Statement

		For the quarter ended		For the six months ended
		30 Jun 2011	30 Jun 2010	30 Jun 2011	30 Jun 2010
	Note	€’000	€’000	€’000	€’000
Revenue	6	60,023	50,363	117,915	98,178
Cost of sales	6	(25,522)	(22,149)	(50,302)	(43,922)

Gross profit		34,501	28,214	67,613	54,256
Other income	6	115	118	242	226
Sales and marketing costs	6	(4,591)	(3,557)	(8,803)	(6,882)
Total general and administrative costs	6	(16,496)	(13,103)	(33,795)	(25,936)

Operating profit		13,529	11,672	25,257	21,664
Net finance expense	7	(5,986)	(4,776)	(12,574)	(18,255)

Profit before taxation		7,543	6,896	12,683	3,409
Income tax expense	8	(2,319)	(2,929)	(4,651)	(4,176)

Profit/(loss) for the period attributable to shareholders		5,224	3,967	8,032	(767)

Earnings per share post 5:1 reverse stock split:
Basic earnings per share: (€)		0.08	0.09	0.13	(0.02)
Diluted earnings per share: (€)		0.08	0.08	0.12	(0.02)

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	5

Consolidated Interim Statement of Comprehensive Income

	For the quarter ended		For the six months ended
	30 Jun 2011	30 Jun 2010	30 Jun 2011	30 Jun 2010
	€’000	€’000	€’000	€’000
Profit/(loss) for the period attributable to shareholders	5,224	3,967	8,032	(767)
Other comprehensive income
Foreign currency translation differences	1,413	3,420	(892)	4,067

Other comprehensive income, net of tax	1,413	3,420	(892)	4,067

Total comprehensive income recognised in the period	6,637	7,387	7,140	3,300

The accompanying notes form an integral part of these consolidated interim financial statements.

6	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

Consolidated Interim Balance Sheet

As at	Note	30 Jun 2011 €’000	31 Dec 2010 €’000
Non-current assets
Property, plant and equipment	9	359,543	342,420
Intangible assets		8,654	6,005
Deferred tax assets		40,997	39,841
Other non-current assets		3,765	3,709

		412,959	391,975

Current assets
Trade and other current assets		57,583	55,672
Short-term investments		90,000	—
Cash and cash equivalents		141,971	99,115

		289,494	154,787

Total assets		702,513	546,762

Shareholders’ equity
Share capital	10	6,562	4,434
Share premium	10	463,070	321,078
Foreign currency translation reserve		4,041	4,933
Accumulated deficit		(167,144)	(175,176)

		306,529	155,269

Non-current liabilities
Trade payables and other liabilities		10,011	7,795
Deferred tax liabilities		1,484	660
Provision for onerous lease contracts		11,947	13,260
Borrowings		257,169	257,403

		280,611	279,118

Current liabilities
Trade payables and other liabilities		109,349	106,038
Current tax liabilities		1,544	868
Provision for onerous lease contracts		3,104	3,073
Borrowings		1,376	2,396

		115,373	112,375

Total liabilities		395,983	391,493

Total liabilities and shareholders’ equity		702,513	546,762

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	7

Consolidated Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2011	4,434	321,078	4,933	(175,176)	155,269
Profit for the period	—	—	—	8,032	8,032
Total other comprehensive income	—	—	(892)	—	(892)

Total comprehensive income	—	—	(892)	8,032	7,140
IPO proceeds	1,625	142,487	—	—	144,112
Conversion of preference shares	337	(337)	—	—	—
Liquidation Price to former preferred shareholders	—	(3,055)	—	—	(3,055)
Exercise of options	166	2,218	—	—	2,384
Share-based payments	—	679	—	—	679

Total contributions by and distributions to owners of the Company	2,128	141,992	—	—	144,120

Balance at 30 June 2011	6,562	463,070	4,041	(167,144)	306,529

Balance at 1 January 2010	4,434	319,388	413	(189,858)	134,377
Loss for the period	—	—	—	(767)	(767)
Total other comprehensive income	—	—	4,067	—	4,067

Total comprehensive income	—	—	4,067	(767)	3,300
Share-based payments	—	660	—	—	660

Total contributions by and distributions to owners of the Company	—	660	—	—	660

Balance at 30 June 2010	4,434	320,048	4,480	(190,625)	138,337

The accompanying notes form an integral part of these consolidated interim financial statements

8	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

Consolidated Statement of Cash Flows

	For the quarter ended		For the six months ended
	2011	2010	2011	2010
	€ ’000	€ ’000	€ ’000	€ ’000
Profit /(loss) for the period	5,224	3,967	8,032	(767)
Depreciation, amortisation and impairment	9,568	7,494	18,094	14,681
IPO transaction costs	—	—	1,725	—
Provision for onerous lease contracts	(779)	(957)	(1,553)	(1,540)
Share-based payments	339	395	679	660
Net finance expense	5,986	4,776	12,574	18,255
Income tax expense	2,319	2,929	4,651	4,176

	22,657	18,604	44,202	35,465

Movements in trade and other current assets	1,603	(2,289)	(5,680)	2,646
Movements in trade and other liabilities	(1,225)	(1,508)	5,190	823

Cash generated from operations	23,035	14,807	43,712	38,934

Interest paid	(421)	(257)	(12,580)	(978)
Interest received	266	102	537	187
Income tax paid	(465)	(150)	(1,152)	(226)

Net cash flows from operating activities	22,415	14,502	30,517	37,917

Cash flow from investing activities
Purchase of property, plant and equipment	(16,240)	(24,947)	(35,364)	(53,597)
Disposals of property, plant and equipment	945	—	945	—
Purchase of intangible assets	(2,712)	(133)	(3,106)	(490)
Acquisition of short-term investments	(90,000)	—	(90,000)	—

Net cash flows from investing activities	(108,007)	(25,080)	(127,525)	(54,087)

Cash flow from financing activities
Proceeds from exercised options	—	—	2,324	—
Proceeds from issuance of new shares	(400)	—	142,952	—
Repayment of ‘Liquidation Price’ to former preferred shareholders	—	—	(3,055)	—
Proceeds/(repayment) bank facilities	—	—	—	(159,046)
Proceeds from Senior Secured Notes and Revolving Credit Facility	(206)	(771)	(645)	191,244
Other borrowings	(849)	(124)	(1,588)	(1,170)

Net cash flows from financing activities	(1,455)	(895)	139,988	31,028
Effect of exchange rate changes on cash	(241)	115	(124)	260

Net movement in cash and cash equivalents	(87,288)	(11,358)	42,856	15,118
Cash and cash equivalents, beginning of period	229,259	58,479	99,115	32,003

Cash and cash equivalents, end of period	141,971	47,121	141,971	47,121

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	9

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The consolidated interim financial statements of the Company as at and for the quarter ended 30 June 2011 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended 31 December 2010; these are contained in the 2010 Annual Report (Form 20-F) as filed with Securities and Exchange Commission on 27 April 2011, which is publicly available on the company’s website – www.interxion.com.

3	Significant accounting policies

The accounting policies applied by the Group in these consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated Financial Statements as at and for the year ended 31 December 2010, except for the new Standards and Interpretations as of 1 January 2011. Compared with the accounting principles as applied in the 2010 financial statements these did not have a significant impact on the financial position or performance of the Group.

4	Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended 31 December 2010 in the 2010 Annual Report.

5	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited consolidated financial statements in the 2010 Annual Report (Form 20-F).

6	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and adjusted EBITDA. Other information provided to the Managing Director is measured in a manner consistent with that in the financial statements.

10	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

For the quarter ended 30 Jun 2011	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	33,561	22,683	56,244	—	56,244
Non-recurring revenue	2,535	1,244	3,779	—	3,779
Revenue	36,096	23,927	60,023	—	60,023
Cost of sales	(14,991)	(9,343)	(24,334)	(1,188)	(25,522)

Gross profit/(loss)	21,105	14,584	35,689	(1,188)	34,501
Other income	115	—	115	—	115
Sales and marketing costs	(1,117)	(1,008)	(2,125)	(2,466)	(4,591)
Total general and administrative costs	(7,777)	(4,700)	(12,477)	(4,019)	(16,496)

Operating profit/(loss)	12,326	8,876	21,202	(7,673)	13,529
Net finance expense					(5,986)

Profit before tax					7,543

Total assets	296,740	160,436	457,176	245,337	702,513
Total liabilities	86,519	37,139	123,658	272,326	395,984
Capital expenditures (PPE) paid	(7,090)	(8,428)	(15,518)	(722)	(16,240)
Depreciation, amortisation, impairments	(5,753)	(3,289)	(9,042)	(526)	(9,568)

Adjusted EBITDA	17,964	12,165	30,129	(6,808)	23,321

For the quarter ended 30 Jun 2010
Recurring revenue	28,277	18,912	47,189	—	47,189
Non-recurring revenue	2,183	991	3,174	—	3,174
Revenue	30,460	19,903	50,363	—	50,363
Cost of sales	(12,848)	(8,260)	(21,108)	(1,041)	(22,149)

Gross profit/(loss)	17,612	11,643	29,255	(1,041)	28,214
Other income	118	—	118	—	118
Sales and marketing costs	(1,018)	(894)	(1,912)	(1,645)	(3,557)
Total general and administrative costs	(6,467)	(3,768)	(10,235)	(2,868)	(13,103)

Operating profit/(loss)	10,245	6,981	17,226	(5,554)	11,672
Net finance expense					(4,776)

Profit before tax					6,896

Total assets	255,692	141,318	397,010	63,093	460,103
Total liabilities	80,840	36,020	116,860	204,906	321,766
Capital expenditures (PPE) paid	(16,444)	(8,474)	(24,918)	(29)	(24,947)
Depreciation, amortisation, impairments	(4,470)	(2,620)	(7,090)	(404)	(7,494)

Adjusted EBITDA	14,714	9,608	24,322	(4,761)	19,561

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	11

For the six months ended 30 Jun 2011

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000
Recurring revenue	65,806	44,580	110,386	—	110,386
Non-recurring revenue	4,962	2,567	7,529	—	7,529
Revenue	70,768	47,147	117,915	—	117,915
Cost of sales	(29,368)	(18,376)	(47,744)	(2,558)	(50,302)

Gross profit/(loss)	41,400	28,771	70,171	(2,558)	67,613
Other income	242	—	242	—	242
Sales and marketing costs	(2,429)	(1,810)	(4,239)	(4,564)	(8,803)
Total general and administrative costs	(15,145)	(8,981)	(24,126)	(9,669)	(33,795)

Operating profit/(loss)	24,068	17,980	42,173	(16,791)	25,257
Net finance expense					(12,574)

Profit before tax					12,683

Total assets	296,740	160,436	457,176	245,337	702,513
Total liabilities	86,519	37,139	123,658	272,326	395,984
Capital expenditure (PPE) paid	(19,430)	(14,692)	(34,122)	(1,242)	(35,364)
Depreciation, amortisation, impairments	(10,899)	(6,287)	(17,186)	(908)	(18,094)
Adjusted EBITDA	34,743	24,267	59,010	(13,479)	45,531

For the six months ended 30 Jun 2010
Recurring revenue	54,759	37,159	91,918	—	91,918
Non-recurring revenue	4,221	2,039	6,260	—	6,260
Revenue	58,980	39,198	98,178	—	98,178
Cost of sales	(25,853)	(15,934)	(41,787)	(2,135)	(43,922)

Gross profit/(loss)	33,127	23,264	56,391	(2,135)	54,256
Other income	226	—	226	—	226
Sales and marketing costs	(1,976)	(1,694)	(3,670)	(3,212)	(6,882)
Total general and administrative costs	(12,957)	(7,182)	(20,139)	(5,797)	(25,936)

Operating profit/(loss)	18,420	14,388	32,808	(11,144)	21,664
Net finance expense					(18,255)

Profit before tax					3,409

Total assets	255,692	141,318	397,010	63,093	460,103
Total liabilities	80,840	36,020	116,860	204,906	321,766
Capital expenditure (PPE) paid	(32,083)	(20,687)	(52,770)	(827)	(53,597)
Depreciation, amortisation, impairments	(8,981)	(4,988)	(13,969)	(712)	(14,681)
Adjusted EBITDA	27,401	19,376	46,777	(9,772)	37,005

12	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

Reconciliation of adjusted EBITDA

	For the quarter ended		For the six months ended
	30 Jun 2011 € ’000	30 Jun 2010 € ’000	30 Jun 2011 € ’000	30 Jun 2010 € ’000
Adjusted EBITDA	23,321	19,561	45,531	37,005

Income from sub-leases on unused data centre sites	115	118	242	226

Exceptional income	115	118	242	226

Increase in provision for onerous lease contracts(1)	—	(118)	(18)	(226)
IPO transaction costs	—	—	(1,725)	—
Share-based payments	(339)	(395)	(679)	(660)

Exceptional general and administrative costs and share-based payments	(339)	(513)	(2,422)	(886)

EBITDA(2)	23,097	19,166	43,351	36,345

Depreciation, amortisation and impairments	(9,568)	(7,494)	(18,094)	(14,681)

Operating profit	13,529	11,672	25,257	21,664

(1)	Before deduction of income from sub-leases on unused data centre sites.
(2)	Operating profit plus depreciation, amortisation and impairment of assets.

The IPO costs represent the write-off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering. Exceptional income is recorded as “Other income” in the consolidated income statement.

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	13

7	Finance income and expense

	For the quarter ended		For the six months ended
	30 Jun 2011	30 Jun 2010	30 Jun 2011	30 Jun 2010
	€ ’000	€ ’000	€ ’000	€ ’000
Bank and other interest	902	186	1,415	265

Finance income	902	186	1,415	265

Interest expense on Senior Security Notes, bank and other loans	(6,439)	(4,518)	(12,899)	(7,746)
Interest expense on finance leases	(15)	(25)	(31)	(52)
Interest expense on provision for onerous lease contracts	(142)	(80)	(270)	(208)
Other financial expenses	(286)	(338)	(584)	(10,508)
Foreign currency exchange losses	(6)	(1)	(205)	(6)

Finance expense	(6,888)	(4,962)	(13,989)	(18,520)

Net finance expense	(5,986)	(4,776)	(12,574)	(18,255)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts.”

Other financial expenses for the six months period ended 30 June 2010 includes cash and non-cash costs related to the repayment of the Company’s bank borrowings.

8	Income tax expense

The Group’s consolidated effective tax rate of 37% in respect of continuing operations for the six months period ended 30 June 2011 was affected by IPO costs, incurred in the first quarter and treated as non- tax deductable (six months ended 30 June 2010: 122%).

9	Property, plant and equipment

Acquisitions

During the three and six months ended 30 June 2011, the Group acquired data-center-related assets at a cost of €15,589,000 and €36,077,000 respectively (three and six months ended 30 June 2010: €21,497,000 and €50,103,000).

During the three and six months ended 30 June 2011, the Group capitalised interest relating to borrowing costs during construction work of new-build assets of €220,000 and €448,000 (during the three and six months ended 30 June 2010: €752,000 and €1,115,000).

14	Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change

Capital commitments

At 30 June 2011, the Group had outstanding capital commitments totalling €25,700,000. These commitments are expected to be substantially settled in 2011.

10	Shareholders’ equity

On 28 January 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The Preferred shares were converted into ordinary shares and the liquidation price of €0.20 per Preferred A share was either paid out in cash or converted into ordinary shares. At the time of the offering, approximately 1.6 million of options (post-reverse stock split) had been exercised. Post-IPO, the outstanding shares amounted to 65,577,000 and the total number of options outstanding amount to 3,129,000 (post-reverse stock split).

The net proceeds of the Initial Public Offering amount to approximately €138.6 million, which will be used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centres and construction of new data centres.

11	Related party transactions

On 29 June 2011, the Annual General Meeting of Shareholders approved to grant 600,000 options to Mr. Ruberg. The options will vest in three equal instalments on 5 November 2011, 5 November 2012 and 5 November 2013. Furthermore, the option agreement contains a change of control clause in the event Mr. Ruberg, as a result of a merger or acquisition of the Company, ceases to be the CEO of the Company, all non-vested options will vest immediately. At 30 June 2011, these options have not been granted.

Interim Report: Three months ended 30 June 2011 This Interim Report is unaudited and may be subject to change	15